Exhibit 21.1

Legal Name	Jurisdiction
InvenSense G.K.	Japan
InvenSense Hong Kong Holding Limited	Hong Kong
InvenSense International FZE	United Arab Emirates
InvenSense International, Inc.	Cayman Islands
InvenSense Korea, Ltd.	Republic of Korea
InvenSense Taiwan Co., Ltd.	Taiwan
InvenSense Taiwan Sales Co., Ltd.	Taiwan